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                             CEDAR INCOME FUND, LTD.
                          44 South Bayles Avenue, #304
                         Port Washington, New York 11050

                                            Contact:   Brenda J. Walker
                                                       Vice President/Treasurer
                                                       (516) 767-6492
FOR IMMEDIATE RELEASE:

              CEDAR INCOME FUND ANNOUNCES SALE OF ILLINOIS PROPERTY
                       AND INTENTION TO REINVEST PROCEEDS

Port Washington, New York - July 2, 2001 - Cedar Income Fund, Ltd. (NASDAQ) today announced that it had completed the sale of Corporate Center East in Bloomington, Illinois. Management has advised that this property, like the Salt Lake office/warehouse facility sold in May of this year, does not fit the Company's future primary portfolio focus on retail properties.

The Board of Directors of the Company has also decided to retain and reinvest the net proceeds of the sale of Corporate Center East and of the Salt Lake property in certain qualifying retail properties, including, without limitation, three supermarket-anchored shopping centers in eastern Pennsylvania and southern New Jersey, as previously announced. In this regard, the Board and management expect to elect to defer any gain for Federal income tax purposes with respect to such sales pursuant to the tax-free exchange provisions of Section 1031 of the Internal Revenue Code. Accordingly, the Directors do not presently contemplate distribution of any capital gain dividend for the year nor any ordinary dividend except to the extent required to meet the distribution requirements of continued REIT status under the Internal Revenue Code (generally 90% of certain otherwise taxable income, if any). Such determination as to required distributions, if any, will be made in December of this year.

Cedar Income Fund, Ltd. is a real estate investment trust administered by Cedar Bay Realty Advisors, Inc., Port Washington, New York. Shares of Cedar Income Fund, Ltd. are traded on the NASDAQ (Small Cap) Market under the symbol "CEDR".